

October 8, 2014

Via E-mail
Mr. J. Christopher Mizer
Chief Executive Officer
Ifan Financial, Inc.
5694 Mission Center Road, Suite 602-660
San Diego, CA, 92108-4312

> **Re:** **Ifan Financial, Inc.**
> **Form 8-K**
> **Filed October 6, 2014**
> **File No. 001-36122**

Dear Mr. Mizer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on October 6, 2014

1. We note your acquisition of Mobicash America, Inc. In a merger accounted for as a reverse acquisition, a change in accountants usually occurs unless the same accountant has audited the historical financial statements of both the issuer and the operating company. The accountant who will no longer be associated with the combined entity is considered to be the predecessor accountant. We note that two accountants are involved in this transaction: Kyle L. Tingle, CPA, LLC and Anton & Chia LLP. Please amend this Form 8-K to include Item 4.01 and to report the change in accountants that includes all disclosures required by Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 202-551-3388 with any questions.

Sincerely,

/s/ Raj Rajan

Raj Rajan
Senior Staff Accountant